UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, October 12, 2017

Relevant Information

Superintendency of Industry and Commerce authorizes the integration of Servicios

Aeroportuarios Integrados SAI S.A.S. with Avianca Holdings S.A.

Avianca Holdings S.A. informs that, on October 12, 2017, the Colombian Superintendency of Industry and Commerce authorized the acquisition of Aeroportuarios Integrados “SAI” S.A.S., a provider of ground handling services, by Avianca Holdings S.A.

Pursuant to this authorization, the parties will proceed to negotiate a final agreement. The agreement will contain the details of Avianca Holdings S.A.’s investment as well as the commercial conditions that will govern the relations between Avianca Holdings S.A. and Servicios Aeroportuarios Integrados SAI S.A.S. Note that this agreement is still being negotiated among the parties and has not been executed as of the date of this report.

Once a final agreement is reached between the parties and all the conditions precedents set forth therein are fulfilled, Avianca will acquire newly issued shares from Servicios Aeroportuarios Integrados SAI S.A.S. and, as a consequence, acquire control over it. We will inform any further developments regarding this transaction as required by applicable law.

For more information, you can contact:

Investor Relations Office

+571 587 77 00 ext. 2474, 1349

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel